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                             April 11, 2021

       Julien Gander, LL.M.
       General Counsel
       Molecular Partners AG
       Wagistrasse 14
       8952 Z  rich-Schlieren
       Switzerland

                                                        Re: Molecular Partners
AG
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted March 15,
2021
                                                            CIK No. 0001745114

       Dear Mr. Gander:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Prospectus Summary, page 1

   1. We note certain statements in this section and in the Business section discussing
                                                        "positive" progress on
your first COVID-19 antiviral therapeutic product
                                                        candidates, "positive"
preclinical data from your existing COVID-19 antiviral therapeutic product candidates, the
"encouraging" activity and tolerability of certain of your product candidates, the success
of abicipar in two positive Phase 3 trials in nAMD, that you are encouraged by anecdotal
signs of clinical efficacy in AMG506, that DARPin based TCEs showed equivalent
efficacy and that conditionally activated CD3-PDD shows similar efficacy but none of
the toxicity of the active TCE. Efficacy and safety are determinations
 Julien Gander, LL.M.
FirstName   LastNameJulien Gander, LL.M.
Molecular Partners  AG
Comapany
April       NameMolecular Partners AG
       11, 2021
April 211, 2021 Page 2
Page
FirstName LastName
         that are solely within the authority of the FDA or similar foreign regulators. You may present clinical trial end points and objective data resulting from trials without concluding efficacy, and you may state that your product candidates are well tolerated if true. Please revise these statements, and any other statements regarding safety or efficacy, as appropriate.
Our Pipeline, page 2

2. Please revise the pipeline to indicate the current status of development of each of your product candidates. For example, we note your disclosure on page 5 that following the submission of a BLA for abicipar, your partner Abbvie is considering next steps because the FDA determined that the ocular inflammation profile seen in the two Phase 2 clinical trials did not provide an adequate risk reward benefit as submitted, and additional work would be required to show the ocular inflammation profile of abicipar would be similar to those products already approved for the treatment of nAMD. We also note your disclosure on page 17 that your Phase 1 trial of ensovibep has been delayed due to an inability to dose healthy volunteers due to government restrictions in the UK since the end of 2020 in response to the pandemic.
3. We note that you have included two programs in the discovery phase in your pipeline table. Given the early-stage development of these programs, please explain why each program is sufficiently material to your business to warrant inclusion in your pipeline table.
Our Strategy, page 6

4. Please provide the basis for your statement that you are the world leaders in DARPin engineering and research.
5. We note that part of your strategy is to rapidly advance the clinical development of your
         COVID-19 antiviral therapeutic product candidates in your infectious disease program in collaboration with Novartis and you discuss that it took you less than eight weeks to go from concept to candidate identification on page 119. Please balance this disclosure and similar disclosure throughout the prospectus to clarify that the process of clinical development is inherently uncertain and that there can be no guarantee that you will achieve similar development timelines with your future product candidates.
Risk Factors, page 14

6. Given the length of your risk factor section, please revise to comply with Regulation S-K
         Item 105 by relocating risks that could generically apply to any registrant or offering to the end of the section under the caption "General Risk Factors."
Use of Proceeds, page 83

7. Please revise to disclose if you intend to complete your planned Phase 1 clinical trial for
 Julien Gander, LL.M.
FirstName   LastNameJulien Gander, LL.M.
Molecular Partners  AG
Comapany
April       NameMolecular Partners AG
       11, 2021
April 311, 2021 Page 3
Page
FirstName LastName
         MP0317 and your ongoing Phase 1 clinical trial for MP0420 with the proceeds of the offering. Please also revise to disclose whether you intend to initiate or complete a Phase
         1 trial for MP0423 using the proceeds of the offering and how far you expect the proceeds from the offering to allow you to proceed in the development of your AML CD3 product candidate.
Business
COVID-19 Product Candidates: Ensovibep (MP0420) and MP0423, page 118

8. We note your disclosure on page 120 that Part A of the EMPATHY trial is "ongoing" yet your disclosure on page 119 indicates that the EMPATHY trial has not yet commenced. Please revise or advise.
B. Our Oncology Program, page 124

9. Please balance the disclosure in this section by noting that AMG 506 (MP0310) and
         MP0317 both utilize novel mechanisms of action which may result in greater research and development expenses, regulatory issues that could delay or prevent approval, or the discovery of unknown or unanticipated adverse effects.
Beyond Bi-specifics: Our Next Generation DARPin-based TCE Platform, page 131

10. Please explain what you mean by "IND-ready" in this section. Intellectual Property, page 138

11. Please revise to disclose the material foreign jurisdictions where you own or license patents or pending patent applications.
12. We note your disclosure that certain patents that you licensed from the University of
         Zurich pertaining to your DARPin platform to generate your DARPin product candidates will expire in 2021 and one patent will expire in 2023. Please revise to disclose what effect you expect the expiration of these patent to have on your patent portfolio and your business and if you intend to take any action to mitigate such effect. Please also disclose whether the inability to enter into a non-exclusive license with the University of
         Zurich for the remaining U.S. patent that will expire in 2023 would have a material impact on your business and, if so, if you intend to take any action to mitigate such impact.
License and Collaboration Agreements, page 141

13. If you would be unable to enforce royalty obligations under any of your license and collaboration agreements after the licensed patent rights have expired, please revise to clarify this in this section as appropriate.
Option and Equity Rights Agreement with Novartis, page 141

14. Please revise to disclose when the royalty term will end under this agreement or how it is
 Julien Gander, LL.M.
Molecular Partners AG
April 11, 2021
Page 4
      determined.
Discovery Alliance Agreement with Allergan, an AbbVie Company, page 143

15. Please revise to clarify whether the royalty term is the same as the term of the agreement.
License Agreement with the University of Zurich, page 144

16. Please revise to disclose the term of the agreement, the termination provisions, the royalty term, and any other payment terms such as aggregate future potential milestone payments, upfront or execution payments made or aggregate amounts paid under the agreement to date.
Principal Shareholders, page 174

17. Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by each entity in the table. Certain Important Provisions of our Articles of Association, Organizational Rules and Swiss
Law, page 179

18. We note that you refer shareholders to, in part, Swiss law. It is not appropriate to qualify your disclosure by reference to information that is not included in the filing or filed as an exhibit. Please revise accordingly.
General

19.   Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Christie Wong at (202) 551-3648 or Terence O   Brien at
(202) 551-3355
if you have questions regarding comments on the financial statements and related matters.
Please contact Ada Sarmento at (202) 551-3798 or Tim Buchmiller at (202) 551-3635 with any other questions.



                                                             Sincerely,
FirstName LastNameJulien Gander, LL.M.
                                                             Division of
Corporation Finance
Comapany NameMolecular Partners AG
                                                             Office of Life
Sciences
April 11, 2021 Page 4
cc:       Ryan Sansom, Esq.
FirstName LastName